RONALD TRAHAN ASSOCIATES, INC.
                            PUBLIC RELATIONS COUNSEL

                                                                   EXHIBIT 4.9
                                                                   -----------

                                                                  May 13, 1996
Mr. James R. Murphy
Chief Executive Officer
Bentley Pharmaceuticals, Inc.
One Urban Centre, Suite 550
4830 West Kennedy Boulevard
Tampa, FL 33609-2517

Dear Jim:

This "letter of agreement," effective May 16, 1996, outlines the terms and conditions under which my firm ("RTA") would be most pleased to serve as investor relations/public relations counsel to Bentley Pharmaceuticals Inc. ("BTN").

o Length of agreement: 12 months, renewable on May 1, 1997, unless terminated earlier under termination clause contained herein;

o Scope of services: RTA will provide a wide range of services as necessary, including counsel, written materials, presentation and interview coaching, and media and investor relations;

o Payment Terms: An invoice for services rendered and expenses incurred will be issued to Bentley Pharmaceuticals on the first business day of each month of service. BTN agrees to pay each invoice, in full, and deliver the payment to RTA no later than the last business day of the month in which the invoice is due and payable; the first invoice under this agreement will be delivered to Bentley Pharmaceuticals on May 16, for the period May 16-May 31, which will be considered "full" work month for purposes of this agreement; RTA will expect the first payment under this agreement to be delivered no later than May 31, which is the last business day of the month;

o Monthly retainer/Stock options: Bentley Pharmaceuticals agrees to pay RTA $4,000 each month for the length of this contract, which commences on May 16, 1996. Additionally, Bentley Pharmaceuticals agrees to give Ronald C. Trahan the option to purchase 25,000 shares of the company's stock, at a "locked in" price per share as of the close of business of May 16; these options will vest quarterly, at the rate of 6,250 shares;

o Reimbursement: Bentley Pharmaceuticals agrees to reimburse RTA for any and all reasonable out-of-pocket expenditures -- such as telephone, travel, photocopying and postage expenses -- that RTA may incur in the role of investor/public relations counsel for BTN. Sizable production-related expenditures will not be incurred without the company's prior approval;

                 One Apple Hill o Suite 316 o Natick, MA o 01760
                   Phone (508) 651-1180 o Fax: (508) 651-1556

                                                           LETTER OF AGREEMENT/2

o Indemnification: Bentley Pharmaceuticals agrees to indemnify and hold RTA harmless from and against any and all losses, claims, damages, expenses or liabilities that RTA incurs as the result of any information, representations, reports or data furnished by, prepared by or approved by Bentley Pharmaceuticals for use by RTA;

o Termination: This agreement will commence on May 16, 1996. Either you or I have the right to end our relationship by providing 60 days advanced written notice of the intent to terminate. All indemnification provisions for events occurring prior to termination will survive any such termination.

Jim, please indicate your acceptance on behalf of Bentley Pharmaceuticals of the terms and conditions of this agreement by signing and returning it to me at your earliest convenience.

Thank you very much for your business! I look forward to a long and mutually beneficial relationship.

Sincerely,



/s/ Ronald C. Trahan
--------------------
Ronald C. Rahan
President
Ronald Trahan Associates Inc.

Accepted by:



/s/ Michael D. Price
--------------------
Michael D. Price
VP, CFO
Bentley Pharmaceuticals, Inc.


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